[GRAPHIC EXCLUDED]
                         JAECKLE FLEISCHMANN & MUGEL, LLP
                                 ATTORNEY AT LAW
                 12 FOUNTAIN PLAZA, BUFFALO, NEW YORK 14202-2292
                        TEL 716.856.0600 FAX 716.856.0432

Michael C. Donlon                                       Direct Dial 716-843-3881
Associate                                            E-mail: mdonlon@jaeckle.com

                               September 30, 2005

Mail Stop 7010
Securities and Exchange Commission
Washington, D.C.  20549

Attention:        John Cash, Accounting Branch Chief

         RE:      SERVOTRONICS, INC. (THE "COMPANY")
                  FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004 FORM 10-QSB FOR FISCAL QUARTER ENDED MARCH 31, 2005 FILE NO. 1-07109

Ladies and Gentlemen:

          This letter is being filed with the Company's quarterly report on Form 10-QSB/A to respond to comments made by the Securities and Exchange Commission staff (the "Staff") in its comment letter dated July 26, 2005. We have transcribed the Staff's comments below, and each of the Staff's comments is followed by the Company's responses.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004

MD&A, Liquidity and Capital Resources, page 12
----------------------------------------------

COMMENT 1:     REVISE  FUTURE  ANNUAL  AND  QUARTERLY  FILINGS TO  DISCLOSE  AND
               DISCUSS  CHANGES IN CASH FLOWS DURING EACH PERIOD,  INCLUDING THE
               REASONS WHY  ACCOUNTS  RECEIVABLE  APPEAR TO BE  INCREASING  AT A
               FASTER RATE THAN REVENUES.

Response:      The  Company  has   reviewed   this   comment  and  will  provide
               appropriate disclosure in future annual and quarterly filings.

Controls and Procedures, page 14
--------------------------------

COMMENT 2:     WE NOTE YOUR  STATEMENT  THAT YOUR CHIEF  EXECUTIVE  OFFICER  AND
               CHIEF FINANCIAL OFFICER  CONCLUDED THAT THE "DISCLOSURE  CONTROLS
               AND PROCEDURES  ARE ADEQUATE TO ENSURE THAT MATERIAL  INFORMATION
               RELATING  TO THE  COMPANY IS MADE KNOWN TO  MANAGEMENT  BY OTHERS
               WITHIN THE  COMPANY."  PLEASE BE ADVISED  THAT YOUR  OFFICERS ARE
               REQUIRED TO CONCLUDE IF YOUR  DISCLOSURE  CONTROLS AND PROCEDURES
               ARE  EFFECTIVE.  PLEASE  CONFIRM TO US THAT YOUR  OFFICER'S  HAVE
               CONCLUDED  THAT  YOUR  DISCLOSURE  CONTROLS  AND  PROCEDURES  ARE
               EFFECTIVE  AND  REVISE  FUTURE  ANNUAL AND  QUARTERLY  FILINGS TO
               CLARIFY THEIR CONCLUSIONS.

Securities and Exchange Commission
September 30, 2005
Page 2



Response:      The Company has disclosed the  conclusion of its chief  executive
               officer  and   interim   chief   financial   officer  as  to  the
               effectiveness   (rather  than  the  adequacy)  of  the  Company's
               disclosure controls and procedures under Part I, Item 3 of the Company's quarterly report on Form 10-QSB/A for the period ended
               June 30, 2005. The Company's future annual and quarterly filings will likewise comply with this comment.

COMMENT 3:     ALSO,  PLEASE BE ADVISED THAT IF YOU DEFINE  DISCLOSURE  CONTROLS
               AND  PROCEDURES,  YOU SHOULD INCLUDE A FULL  DEFINITION.  IN THIS
               REGARD,  PLEASE  CONFIRM  TO US, AND REVISE  YOUR  DISCLOSURE  IN
               FUTURE ANNUAL AND QUARTERLY  FILINGS,  TO CLARIFY,  IF TRUE, THAT
               YOUR  OFFICERS  CONCLUDED  THAT  YOUR  DISCLOSURE   CONTROLS  AND
               PROCEDURES ARE EFFECTIVE TO ENSURE THAT  INFORMATION  REQUIRED TO
               BE  DISCLOSED BY YOU IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER
               THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED,
               WITHIN THE TIME PERIODS  SPECIFIED IN THE COMMISSION'S  RULES AND
               FORMS AND TO ENSURE THAT INFORMATION  REQUIRED TO BE DISCLOSED BY
               YOU IN THE REPORTS YOU FILE OR SUBMIT  UNDER THE  EXCHANGE ACT IS
               ACCUMULATED AND COMMUNICATED TO YOUR  MANAGEMENT,  INCLUDING YOUR
               PRINCIPAL  EXECUTIVE OFFICER AND PRINCIPAL  FINANCIAL OFFICER, OR
               PERSONS  PERFORMING  SIMILAR  FUNCTIONS,  AS APPROPRIATE TO ALLOW
               TIMELY DECISIONS  REGARDING REQUIRED  DISCLOSURE.  ALTERNATIVELY,
               YOUR  OFFICERS MAY  CONCLUDE  THAT YOUR  DISCLOSURE  CONTROLS AND
               PROCEDURES ARE EFFECTIVE, WITHOUT DEFINING THEM.

Response:      Disclosure  responding  to this comment has been added under Part
               I, Item 3 of the Company's quarterly report on Form 10-QSB/A for the period ended June 30, 2005. The Company's future annual and quarterly filings will likewise comply with this comment.

Note 1 -- Summary of significant accounting policies, page F-6
--------------------------------------------------------------

COMMENT 4:     WE NOTE YOUR  ACCOUNTING  POLICIES ARE  "GENERALLY"  FOLLOWED FOR
               VALUING  INVENTORIES,  ESTIMATING  USEFUL  LIVES  OF  DEPRECIABLE
               PROPERTIES,  AND RECOGNIZING REVENUES. IF THERE ARE EXCEPTIONS TO
               YOUR ACCOUNTING POLICIES, TELL US WHAT THEY ARE AND REVISE FUTURE
               ANNUAL AND QUARTERLY  FILINGS TO DISCLOSE THEM,  OTHERWISE DELETE
               THE TERMS GENERALLY AND PRINCIPALLY FROM YOUR POLICIES.

Securities and Exchange Commission
September 30, 2005
Page 3



Response:      The  Company's  inventories  are stated at the lower of  standard cost or net realizable value. Revenue is recognized when the risks and rewards of ownership and title to the product are transferred to the customer as units are delivered or obligations are satisfied. The Company will delete the terms generally and principally when discussing its significant accounting policies with respect to inventory valuation and revenue recognition in future annual and quarterly filings unless the Company has exceptions to the policy stated in the preceding sentences in which event the Company will disclose the exceptions.

               The Company will also delete the term "generally" when discussing its significant accounting policies with respect to the estimated useful lives of depreciable properties in future annual and quarterly filings.

COMMENT 5:     PROVIDE  US  ADDITIONAL  INFORMATION  REGARDING  WHEN AND HOW YOU
               RECOGNIZE  REVENUE AS TERMS AND CONDITIONS OF PURCHASE ORDERS ARE
               MET.  TELL US THE  GENERAL  NATURE OF THESE TERMS AND TELL US THE
               CIRCUMSTANCES  WHEN THESE TERMS ARE INCLUDED IN PURCHASE  ORDERS.
               IN ADDITION,  BASED ON YOUR DISCLOSURES IN BUSINESS REGARDING YOU
               PRODUCING  UNIQUE  PRODUCTS BASED ON  SPECIFICATIONS  PROVIDED BY
               CUSTOMERS AND OPERATING UNDER LONG-TERM  CONTRACTS,  TELL US WHEN
               AND HOW YOU RECOGNIZE REVENUE IN EACH SUCH CIRCUMSTANCE.

Response:      Revenue is recognized when the risks and rewards of ownership and title to the product are transferred to the customer as units are delivered or obligations are satisfied. Currently, under one long-term contract, revenue is recognized using the percentage of completion, cost-to-cost method of accounting which accounts for an immaterial percentage of total revenues. Included in other current assets are unbilled receivables related to revenue recognized under the percentage of completion method.

FORM 10-QSB FOR FISCAL QUARTER ENDED MARCH 31, 2005

Note 7 -- Business segments
---------------------------

COMMENT 6:     REVISE FUTURE QUARTERLY  FILINGS TO PROVIDE  COMPARATIVE  SEGMENT
               DISCLOSURES (I.E. FOR THE PERIOD ENDED MARCH 31, 2004).

Response:      Disclosure  responding  to this comment has been included in Note
               7, Business segments, to the consolidated financial statements in the Company's quarterly report on Form 10-QSB/A for the period ended June 30, 2005. Additionally, disclosure responding to this comment will be included in future annual and quarterly filings.

Securities and Exchange Commission
September 30, 2005
Page 4
         As requested in your letter, the Company acknowledges that:

          * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

          * Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          * The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions about the matters in this letter, please call the undersigned at (716) 843-3881.

                                               Very truly yours,

                                              JAECKLE FLEISCHMANN & MUGEL, LLP


                                               By: /s/ Michael C. Donlon
                                                   -----------------------------
                                                       Michael C. Donlon